SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

RAM Energy Resources, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
75130P 10 9
(CUSIP Number)
Britani Talley Bowman 3155 E. 86th Street Tulsa, Oklahoma 74137 (918) 298-2113
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75130P 10 9	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Britani Talley Bowman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	11,430,187
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	11,430,187
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,430,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		27.9%
14.	TYPE OF REPORTING PERSON		IN

CUSIP No. 75130P 10 9	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Danish Knights, A Limited Partnership EIN: 74-3007501
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	11,430,187
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	11,430,187
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,430,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		27.9%
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 75130P 10 9	13D

1.	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dannebrog Corporation EIN: 74-3004164
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	11,430,187
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	11,430,187
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		11,430,187
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11		27.9%
14.	TYPE OF REPORTING PERSON		CO

Item 1.      Security and Issuer.

No change.

Item 2.	Identity and Background.
(a)

Name: This Schedule 13D is filed by Ms. Bowman, on her own behalf and on behalf of Danish Knights, A Limited Partnership (“Danish Knights”), 98.5% of which is owned by Ms. Bowman and Dannebrog Corporation (Dannebrog”), the general partner of Danish Knights. Ms. Bowman, Danish Knights and Dannebrog are referred to collectively herein as, the “Reporting Persons”.

(b)	Residence or business address: The principal business address of the Reporting Persons is 3155 E. 86th Street, Tulsa, Oklahoma 74137.
(c)	Present business or occupation: The principal business of the Reporting Persons is investments.
(d)	Criminal convictions: None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) in the last five years.
(e)

Civil Proceedings: None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violation with respect to such laws.

(f)	Citizenship: Danish Knights and Dannebrog Corporation were organized in Texas. Ms. Bowman is a citizen of the United States.
Item 3.	Source and Amount of Funds or Other Consideration.

Inapplicable.

Item 4.	Purpose of Transaction.

Inapplicable.

Item 5.	Interest in Securities of the Issuer.
(a)

As of the date hereof, the Reporting Persons beneficially own an aggregate of 11,430,187 shares of Common Stock or approximately 27.9% of the Common Stock outstanding based on 40,939,530 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of the filing of this Schedule 13D.

(b)

The Reporting Persons have sole voting and dispositive power with respect to 11,430,187 shares of Common Stock and has shared voting and dispositive power with respect to no shares of Common Stock. All shares of Common Stock reported on this Schedule 13D are owned by Danish Knights. Dannebrog is the general partner of Danish Knights and Ms. Bowman is the President and sole director of Dannebrog and, therefore, each may be deemed to be the beneficial owner of the Common Stock under Section 13 of the Securities Exchange Act of 1934. Both Dannebrog and Ms. Bowman disclaim any such beneficial ownership.

(c)

On February 21, 2007, the Reporting Person sold 1,1250,000 shares pursuant to an over-allotment option granted by the Reporting Person to the underwriters of the Company’s primary offering of 7,500,000 shares of the Company’s common stock. The Reporting Person’s shares were sold to the public at $4.00 per share; however, the Reporting Person received $3.74 per share after taking into account the underwriters’ discount.

(d)	None.
(e)	Inapplicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.	Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2007

/s/ Britani Talley Bowman
Britani Talley Bowman

DANISH KNIGHTS, A LIMITED PARTNERSHIP
By: Dannebrog Corporation, its general partner
By: /s/ Britani Talley Bowman
Britani Talley Bowman, President

DANNEBROG CORPORATION
By: /s/ Britani Talley Bowman
Britani Talley Bowman, President